Opinion of Counsel


As in-house legal counsel for Carillon Investment Trust, it is my opinion that the Trust shares are qualified for offer and sale under the Securities Act of 1933. The Trust shares were legally issued, fully paid and nonassessable.

In addition, it is my opinion that the Trust is a validly existing business trust formed pursuant to the laws of the Commonwealth of Massachusetts for the purpose of operating as an open-end, management investment company and is qualified for registration as such under the Investment Company Act of 1940 to continuously offer its shares to the public.

May 10, 1999

/s/ John F. Labmeier

John F. Labmeier
Vice President and Legal Counsel
Carillon Investment Trust